EXHIBIT 11. STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE
(Unaudited)
Eli Lilly and Company and Subsidiaries

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2007	2006	2007	2006
	(Dollars and shares in millions except per-
		share data)
BASIC

Net income	$663.6	$822.0	$1,172.3	$1,656.8

Average number of common shares outstanding	1,089.0	1,084.7	1,088.7	1,084.9

Contingently issuable shares	.6	—	1.0	.5

Adjusted average shares	1,089.6	1,084.7	1,089.7	1,085.4

Basic earnings per share	$.61	$.76	$1.08	$1.53

DILUTED

Net income	$663.6	$822.0	$1,172.3	$1,656.8

Average number of common shares outstanding	1,089.0	1,084.7	1,088.7	1,084.9

Incremental shares — stock options and contingently issuable shares	.9	.6	1.2	1.3

Adjusted average shares	1,089.9	1,085.3	1,089.9	1,086.2

Diluted earnings per share	$.61	$.76	$1.08	$1.53

Dollars and shares in millions except per-share data.